希慎興業有限公司
Hysan Development Company Limited

Hysan希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

RECEIVED
2004 AUG 23 P 3:1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Tel : 2830 5139
Direct Fax : 2577 5219
E-mail : peggy.lam@hysan.com.hk

Our Ref : SEC/PPL/HYSAN/USSEC/L29
Your Ref :

04036444

19 August 2004

Exemption No. 82-1617

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

BY AIR MAIL

SUPPL

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I furnish herewith the document(s) listed below pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Year 2004 Interim Results Announcement
dated 18 August 2004

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

PROCESSED
AUG 24 2004
THOMSON
FINANCIAL

Peggy Lam

dlw 8/24

Peggy P.W. Lam
Assistant Company Secretary

Enc.

Hysan 希慎

2004 INTERIM RESULTS

Hysan Development Company Limited

(incorporated under Hong Kong Companies Ordinance, Cap 32 with limited liability)

(Stock Code: 00014)

- **Hong Kong office market on recovery path**
- **Increased contributions from upgraded retail and residential properties**
- **Solid financial position geared to support corporate objectives**

CHAIRMAN'S STATEMENT

Overview

Our operating environment was more encouraging during the review period, in the light of a generally improved economy. Office rental levels continued its recovery path. Retail activities were active, particularly in major retail districts and shopping centres. Rental levels for luxury residential properties also showed some improvement.

While positive developments in the office market will only be translated into earnings in due course, the Group further improved its office occupancy to 97%.

The Group's upgraded retail and residential portfolios made improved contributions during the review period.

Results

Net profit for the six months ended 30 June 2004 was HK$304.9 million, HK$58.8 million (23.9%) higher than in 2003 (2003 restated: HK$246.1 million). Basic earnings per share also increased correspondingly to HK29.20 cents (2003 restated: HK23.77 cents). Gross rental income decreased by 5.7%, reflecting negative rental reversion principally in the office sector. There were improved contributions from the Group's overseas development activities. The Group wrote back an impairment loss previously provided for Singapore residential projects and had increased contributions from our Shanghai joint venture. Finance costs further decreased. The Group also recorded a gain from the disposal of marketable securities used to finance capital expenditure.

Dividends

Your Directors have declared an interim dividend of HK10 cents per share (2003: HK10 cents). The dividend will be payable in cash with a scrip dividend alternative. Details on the payment of interim dividend including the scrip dividend arrangements are set out in "Additional Information" below.

Outlook

The property leasing market continued its recovery path as evidenced by the generally improved occupancy and rental levels. As the global economy improves amidst some uncertainties, negative rental reversion in the office sector is likely to continue into 2005.

Peter T.C. Lee
Chairman

Hong Kong, 18 August 2004

OPERATING REVIEW

Investment Properties

Office Leasing — The office leasing market continued its recovery path with generally improved rental levels. Activities were, however, principally relocation and upgrading to better locations and properties.

Against this, the Group achieved a 97% occupancy. It will take time to translate positive market developments into earnings.

Retail Leasing — The retail sector continued to be active during the first six months of the year. Further enhanced consumer sentiment and tourist arrivals continued to be the driving forces. Prime shopping locations witnessed particular increase in activities and rental levels achieved.

The Group's retail properties were virtually fully-let, and made increased contributions during the review period. These reflect the premium location of our retail portfolio and the re-opening of the upgraded Lee Gardens Two (which property was under renovation as from March 2003).

Our longer term objective is to position our hub in the prime retail district in Causeway Bay as a distinctive neighbourhood with a broad retail appeal, where shopping, leisure and service needs can be met. We aim to integrate retail offerings in a horizontal, streetscape setting. Shopping centres with different themes, food and beverage, and entertainment will provide the necessary anchors. These will be complemented by landscape and general environmental enhancements.

The completion of the upgraded Lee Gardens Two was the first major step in this direction. Plans to refine the tenant mix and positioning of Lee Theatre Plaza are in progress.

Residential Leasing — The luxury residential market saw increased activities, with a steady improvement in rentals achieved.

Our upgraded Bamboo Grove property successfully capitalised on such positive developments, as reflected in an occupancy of 80%.

Development Properties

Shanghai, PRC — Construction for Phase 2 of the Grand Gateway Project (in which the Group has an effective interest of 23.7%) made good progress. Leasing activities of the completed Phase 1 development performed well during the review period. The retail podium was virtually fully-let, and the residential tower achieved high occupancy.

Singapore — Construction of the Group's three joint-venture residential developments has been completed (Group interests: Amaryllis Ville: 25%, Sanctuary Green: 10% and Gardens at Bishan: 10%). Sales are in progress with a good part of the relevant residential units having been sold.

FINANCIAL REVIEW

Results

The comparative 2003 results have been restated to reflect a prior period adjustment on deferred tax arising from an associate, the impact and the details are set out in note 4.

Key drivers of the 2004 interim results were:

Gross rental income fell by HK$33.7 million (5.7%) to HK$559.8 million (2003: HK$593.5 million). Office rental income for the period lowered by 23.1%, largely offset by improved rentals from the retail and residential sectors (retail: 7.5%, residential: 55.6%). Retail rental levels were generally higher at the upgraded Lee Gardens Two (which property was under renovation as from March 2003). Upgraded residential Bamboo Grove development also achieved much-improved occupancy.

Investments in securities comprised principally of Hong Kong-listed securities held as long-term investment. This portfolio serves as a liquid buffer fund to help finance capital expenditure and other opportunities as they arise. Disposal during the period generated a gain of HK$14.6 million.

Property expenses went up in general, led mostly by revenue-driven expenditures such as decoration, promotional, marketing and agency fees. The Group continued to exercise tight control over administration expenses.

Net finance costs were down by HK$9.4 million, or 10.8% from corresponding period in 2003, taking advantage of lower prevailing interest rates.

Share of results of associates went up by HK$23.8 million compared to 2003, with profits from the Shanghai Grand Gateway project offsetting losses from a Singapore project (Group interest: 25%).

Impairment loss write-back related to two completed Singapore projects in which the Group has a 10% interest in each project. Based on the percentage of units sold and the expected revenue net of costs, the Group wrote back HK$41.0 million on impairment loss previously provided. The Group maintains a prudent policy in making sufficient provision against impairment losses.

Taxation for the period included an additional provision of HK$55.0 million in respect of non-deductibility of interests claimed in prior years. Having reviewed the basis of making such provision, the additional provision was made out of prudence.

Contingent liabilities - There were no significant changes since the publication of the Group's 2003 annual report in March 2004.

Shareholders' funds as at 30 June 2004 was HK$18,676.0 million (31 December 2003 restated: HK$18,616.4 million).

Capital Expenditure

The Group is committed to enhancing the quality of its investment properties portfolio. Expenditure on refurbishment, renovation and additions to the Group's investment properties amounted to HK$30.6 million during the review period.

Capital expenditures were primarily funded by internally generated funds from operations and proceeds from disposals of marketable securities. With substantial committed banking facilities in place and a solid base of recurrent income, the Group is in a strong liquidity position and has sufficient financial resources to meet its capital commitments and ongoing working capital requirements.

Financial Management

The key objective of the Group's financial management is to maintain prudent liquidity and financial risk management. This is achieved by way of an even spread of debt maturity to minimise funding and refinancing risks; diversified funding sources; and minimising interest rate and foreign exchange exposures.

Liquidity

The Group's total gross debt level was HK$5.83 billion as at 30 June 2004, little-changed from 31 December 2003. Weighted average borrowing costs (including taking into consideration the effect of hedging instruments) further lowered to 2.45 %, as interest rate remained favourable in the review period.

The Group's average debt maturity as at 30 June 2004 stood at 5.2 years (repayable within one year: 9%, two to five years: 40%, over five years: 51%, largely the same as at 2003 year-end). 66.4% of Group debts were from bank loans, almost the same level as at 2003 year-end. The Group has always maintained an appropriate level of debts raised from capital market to avoid over-dependence on a single source (as at 30 June 2004: 33.6%, largely the same as at 2003 year-end).

All Group debts are unsecured, with over 98% being on a committed basis. The Group has ample undrawn committed facilities, which stood at HK$2.79 billion as at 30 June 2004 (31 December 2003: HK$2.02 billion).

Risk Management

Interest rate risk was actively managed by the Group during the review period. As interest rate trended up, the Group took a higher percentage of fixed rate debts through the use of derivatives. The percentage of floating-rate debt decreased to about 50% as at 30 June 2004 (31 December 2003: 60%).

The Group's foreign exchange risk was minimal. All Group debts are either denominated in, or hedged back into, Hong Kong Dollars or the currency of the underlying assets. The Group's foreign exchange exposure relating to overseas joint ventures as at 30 June 2004 was HK$831.7 million (31 December 2003: HK$790.5 million), or 3% of the Group's assets. 88% of such exposure was denominated in Renminbi, with the balance being in Singapore dollars.

Financial Ratios and Credit Ratings

Net interest coverage ratio (defined as profit from operations before depreciation less dividend and interest income, divided by net interest expenses less dividend income) improved to 7.9 times as at 30 June 2004, reflecting lower interest expenses (31 December 2003: 6.5 times).

Net gearing (defined as gross debt less cash and cash equivalents and marketable securities at period-end market value, divided by shareholders' funds) as at 30 June 2004 was 26.5%, little-changed from 2003 year-end (31 December 2003: 27.0%).

Credit ratings as at 30 June 2004 remained unchanged, being Baa1 from Moody's and BBB from Standard and Poor's.

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2004

		Six months ended	
	NOTES	**30.6.2004**	30.6.2003
		HK$'000	HK$'000
		(unaudited)	(unaudited)
			(restated)
Turnover	5	**561,926**	595,531
Property expenses		**(121,443)**	(108,410)
Gross profit		**440,483**	487,121
Gain on disposals of investments in securities		**14,619**	—
Other operating income		**12,894**	18,204
Release of negative goodwill arising on acquisition of additional interest in a subsidiary		**30**	30
Write back of impairment loss on investments in securities	6	**41,000**	—
Administrative expenses		**(37,673)**	(41,650)
Profit from operations	7	**471,353**	463,705
Finance costs		**(78,321)**	(88,072)
Share of results of associates		**18,694**	(5,085)
Release of negative goodwill arising on acquisition of an associate		**1,062**	1,062
Profit before taxation		**412,788**	371,610
Taxation	8	**(92,070)**	(104,312)
Profit after taxation		**320,718**	267,298
Minority interests		**(15,833)**	(21,208)
Net profit for the period		**304,885**	246,090
Dividends	9	**104,873**	104,044
Earnings per share	10		
Basic		**HK29.20 cents**	HK23.77 cents
Diluted		**HK29.19 cents**	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2004

	NOTES	30.6.2004 HK$'000 (unaudited)	31.12.2003 HK$'000 (audited) (restated)
Non-current assets			
Property, plant and equipment		**56,417**	57,717
Investment properties		**24,397,348**	24,366,760
Interests in associates		**778,598**	849,676
Investments in securities		**950,701**	940,888
Negative goodwill		**(986)**	(1,016)
Staff housing loans, secured		**2,372**	12,187
Other receivable, prepayments and deposits	11	**63,632**	28,420
		26,248,082	26,254,652
Current assets			
Staff housing loans, secured - due within one year		**1,180**	3,188
Other receivable, prepayments and deposits	11	**28,619**	22,159
Accounts receivable		**8,446**	10,644
Interest receivable		**30,634**	28,035
Time deposits		**36,491**	13,094
Cash and bank balances		**5,282**	1,539
		110,652	78,659

	NOTES	30.6.2004 HK$'000 (unaudited)	31.12.2003 HK$'000 (audited) (restated)
Current liabilities			
Long term bank loans - due within one year		**109,000**	78,000
Floating rate notes		**399,653**	399,132
Creditors and accruals		**87,221**	115,791
Interest payable		**64,973**	64,135
Rental deposits from tenants		**232,043**	219,729
Deferred income		**686**	686
Taxation payable		**141,674**	90,557
Unclaimed dividends		**3,130**	1,145
		1,038,380	969,175
Net current liabilities		**(927,728)**	(890,516)
Total assets less current liabilities		**25,320,354**	25,364,136
Non-current liabilities			
Advances from investees		**50,489**	50,489
Amounts due to minority shareholders		**327,256**	321,714
Long term bank loans - due after one year		**3,757,800**	3,884,423
Fixed rate notes		**1,552,485**	1,551,991
Deferred income		**4,513**	4,855
Deferred taxation		**187,686**	180,400
		5,880,229	5,993,872
Minority interests		**764,146**	753,855
Net assets		**18,675,979**	18,616,409
Capital and reserves			
Share capital		**5,239,652**	5,217,857
Accumulated profits		**3,995,511**	3,795,499
Other reserves		**9,440,816**	9,603,053
		18,675,979	18,616,409

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2004

	Six months ended	
	30.6.2004	30.6.2003
	HK$'000	HK$'000
	(unaudited)	(unaudited)
		(restated)
At beginning of the period		
- as previously reported	**18,639,799**	18,974,652
- prior period adjustment (note 4)	**(23,390)**	—
- as restated	**18,616,409**	18,974,652
Unrealised loss on investments in other securities	**(7,337)**	(7,207)
Effect of change in tax rate on deferred taxation liabilities arising on revaluation of properties and charged to:		
- Investment properties revaluation reserve	**—**	(407)
- Assets revaluation reserve	**—**	(118)
Share of translation reserve of an associate	**1**	11
Net losses not recognised in the income statement	**(7,336)**	(7,721)
Net profit for the period	**304,885**	246,090
Issue of shares on exercise of share option	**1,500**	—
Premium on issue of shares on exercise of share option	**762**	—
Share issue expenses	**(1)**	(7)
Realisation on disposal of investment in other securities transferred to income statement	**(11,957)**	—
Dividends paid during the period	**(228,283)**	(237,878)
At end of the period	**18,675,979**	18,975,136
Represented by:		
Balance after amount set aside for dividend	**18,571,186**	18,871,092
Amount set aside for dividend	**104,793**	104,044
	18,675,979	18,975,136

NOTES

1. INDEPENDENT REVIEW

The interim results for the six months ended 30 June 2004 are unaudited, but have been reviewed in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports", issued by the Hong Kong Society of Accountants, by Deloitte Touche Tohmatsu, whose independent review report is included in the interim report to be sent to shareholders. The interim results have also been reviewed by the Group's Audit Committee.

2. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

3. PRINCIPAL ACCOUNTING POLICIES

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2003.

4. PRIOR PERIOD ADJUSTMENT

The effect on adoption of the revised SSAP 12 "Income Taxes" ("SSAP 12 (Revised)") on the Group's interests in associates was not accounted for in the interim report for the six months ended 30 June 2003 and the annual financial statements for the year ended 31 December 2003. Comparative amounts for 2003 have been restated accordingly. Accumulated profits and share of revaluation reserve as at 1 January 2004 have been reduced by HK$9,614,000 and HK$13,776,000 respectively. The balances on the Group's interests in associates at 1 January 2004 have been reduced by HK$23,390,000, representing the share of the deferred tax liabilities recognised by the associate. The effect of the changes is a decrease in share of losses of associates, a decrease in release of negative goodwill arising on acquisition of an associate and an increase in taxation for the six months ended 30 June 2003 of HK$462,000, HK$652,000 and HK$4,616,000 respectively.

5. TURNOVER

	Six months ended	
	30.6.2004	30.6.2003
	HK$'000	HK$'000
Turnover comprises:		
Gross rental income from properties	**559,784**	593,452
Management fee and security service income	**2,142**	2,079
	561,926	595,531

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

6. WRITE BACK OF IMPAIRMENT LOSS ON INVESTMENTS IN SECURITIES

The amount represents the write back of the carrying amounts of the investments in securities to their estimated recoverable amounts.

7. PROFIT FROM OPERATIONS

	Six months ended	
	30.6.2004	30.6.2003
	HK$'000	HK$'000
Profit from operations has been arrived at after charging (crediting):		
Staff costs	**53,699**	55,963
Depreciation	**2,429**	2,287
Rental income arising from operating leases less out-goings	**(440,564)**	(486,956)
Dividends from		
- listed investments	**(12,010)**	(14,770)
- unlisted investments	**—**	(1,772)
Interest income	**(688)**	(1,051)

8. TAXATION

	Six months ended	
	30.6.2004	30.6.2003
	HK$'000	HK$'000
		(restated)
Current tax	**25,166**	34,385
Underprovision in previous periods	**55,000**	48,000
Deferred tax		
- Current period	**7,286**	7,185
- Attributable to change in tax rate	**—**	10,126
Taxation attributable to the Company and its subsidiaries	**87,452**	99,696
Share of taxation attributable to an associate	**4,618**	4,616
	92,070	104,312

The charge comprises Hong Kong Profits Tax calculated at 17.5% (2003: 17.5%) of the estimated assessable profit for the period.

The Company received notices of additional assessment from the Inland Revenue Department disallowing the deduction claim for interest expenses in prior years. Management has reviewed the basis on which the interest expenses were disallowed, and an additional tax provision of HK$55 million was made accordingly during the current period.

9. DIVIDENDS

	Six months ended	
	30.6.2004	30.6.2003
	HK$'000	HK$'000
Interim dividend - HK10 cents per share (2003: HK10 cents)	**104,793**	104,044
Additional prior year's dividend paid on exercise of share option subsequent to 31 December 2003	**80**	—
	104,873	104,044

10. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended	
	30.6.2004	30.6.2003
	HK$'000	HK$'000
		(restated)
Earnings for the purposes of basic and diluted earnings per share (net profit for the period)	**304,885**	246,090
	'000	'000
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,044,241**	1,035,196
Effect of dilutive potential ordinary shares:		
Share options	**419**	N/A
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,044,660**	

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the fair value per share.

11. OTHER RECEIVABLE, PREPAYMENTS AND DEPOSITS

At 31 December 2003, other receivable of HK$6,100,000, represented the long-term portion of unamortised incentives granted to tenants, was reclassified from current assets to non-current assets.

12. CAPITAL COMMITMENTS

As at balance sheet date, the Group had capital commitments in respect of the following:

	30.6.2004	31.12.2003
	HK$'000	HK$'000
Investment properties:		
Contracted for but not provided in the financial statements	**48,456**	37,600

ADDITIONAL INFORMATION

Corporate Governance

The Board of Directors is committed to maintaining a high standard of corporate governance. None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2004, in compliance with the Code of Best Practice as set out in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The Board aims to continually review and enhance corporate governance practices in the light of international best practices, in addition to complying with applicable statutory requirements.

Purchases, Sale or Redemption of the Company's Listed Securities

During the review period, neither the Company nor its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Human Resources Practices

The Group aims to attract, retain and motivate high calibre individuals committed to attaining our objectives. The Group's human resources practices are aligned with our corporate objective so as to maximize shareholder value and achieve growth. During the review period, the Group continued to strengthen our performance measurement system and invested in training. All these are towards maximizing our efficiency to deliver shareholder value.

As at 30 June 2004, the total number of employees was 534, and there have been no material changes in respect of employee remuneration, remuneration policies and staff development as disclosed in Annual Report 2003.

Scrip Dividend Arrangement

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Wednesday, 15 September 2004. The scrip dividend alternative is conditional upon the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the new shares to be issued pursuant thereto.

Closure of Register of Members

The share register will be closed from Monday, 6 September 2004 to Wednesday, 8 September 2004, both dates inclusive. In order to qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates, must be lodged with the Company's Registrars not later than 4:00 p.m. on Friday, 3 September 2004. The interim dividend will be paid on or about Monday, 11 October 2004.

By Order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 18 August 2004

As at the date of this announcement, the executive Directors of the Company are Mr. Peter Ting Chang Lee *(Chairman)*, Mr. Michael Tze Hau Lee *(Managing Director)*, Mrs. Pauline Wah Ling Yu Wong *(Director, Property)*; the non-executive Directors are Mr. Fa-kuang Hu, Mr. Hans Michael Jebsen, Mr. Anthony Hsien Pin Lee, Mr. Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and the Independent non-executive Directors are Sir David Akers-Jones *(Deputy Chairman)*, Mr. Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh.

The 2004 Interim Report containing all the information required by the Stock Exchange Listing Rules will be dispatched to shareholders and made available on the Company's website (www.hysan.com.hk) in late August 2004.

Please also refer to the published version of this announcement in South China Morning Post.